FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

Change in CDEL’s Certifying Accountant

Previous independent registered public accounting firm

In December 2008, our audit committee commenced a process to request and consider proposals from accounting firms to serve as the independent registered public accounting firm for China Distance Education Holdings Limited (the “Company”). On March 16, 2009, our board of directors approved, subject to approval and ratification by the shareholders of the Company at the upcoming annual general meeting of shareholders, the dismissal of Ernst & Young Hua Ming (“E&Y”) as the Company’s independent registered public accounting firm, and the appointment of Deloitte Touche Tohmatsu CPA Ltd. (“Deloitte”) to serve as the Company’s independent registered public accounting firm to audit the Company’s financial statements for the fiscal year ending September 30, 2009.

E&Y’s reports on the Company’s consolidated financial statements as of and for the fiscal years ended September 30, 2007 and September 30, 2008 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two fiscal years ended September 30, 2008 and through March 16, 2009, the Company did not have any disagreements with E&Y on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of E&Y, would have caused them to make reference thereto in their report on the financial statements for such years.

During the Company’s two fiscal years ended September 30, 2008 and through March 16, 2009, there were no “reportable events” (hereinafter defined) requiring disclosure pursuant to Item 304(a)(1)(v) of Regulation S-K, except that E&Y had identified two material weaknesses in connection with the audit of the Company’s financial statements for the fiscal year ended September 30, 2007 and one material weakness and three significant deficiencies in connection with the audit of the Company’s financial statements for the fiscal year ended September 30, 2008. These material weaknesses and significant deficiencies are described in more detail in the Company’s Annual Report on Form 20-F for the fiscal year ended September 30, 2008. As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 304 of Regulation S-K.

The Company has authorized E&Y to respond fully to the inquiries of Deloitte concerning the subject matter of each of the above matters.

New independent registered public accounting firm

As indicated above, on March 16, 2009, our board of directors approved, subject to approval and ratification by the shareholders of the Company at the upcoming annual general meeting of shareholders, the appointment of Deloitte as the Company’s independent registered public accounting firm. During the two fiscal years ended September 30, 2008 and through March 16, 2009, neither the Company nor anyone on its behalf consulted Deloitte regarding either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, nor has Deloitte provided to the Company a written report or oral advice regarding such principles or audit opinion.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Ping Wei
Name:	Ping Wei
Title:	Chief Financial Officer

Date: March 17, 2009

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